CM

1C9
3/24

06004697

SEC [illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) Georgia (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan E. Hundertmark, V.P. 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

577 Mulberry Street, Suite 1610, P.O. Box 4547, Macon, Georgia 31208
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc. , as of December 31 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY HORNE NOTARY EXPIRES GEORGIA AUG. 10, 2009 PUBLIC BIBB COUNTY

Signature

President

Title

Tammy Horne

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box [illegible] • Macon, Georgia 31208-4547
Telephone (478) [illegible] • Facsimile (478) [illegible] • www.[illegible].com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants
National Association of CPA Firms

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 25, 2006

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2005

ASSETS		
Cash	$	144,147
Cash in segregated accounts		28,817
Cash - clearing service escrow deposit		25,481
Receivable from clearing organization		8,069
Marketable securities at market value		369,128
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $194,093		123,568
Other Assets:		
Goodwill, net of amortization		250
Prepaid expenses		13,564
Income tax refund receivable		14,428
Commissions receivable		36,047
Stockholder advance		74,863
Employee advances		1,500
Fees receivable		58,682
Total assets	$	898,544
LIABILITIES		
Payable to customers	$	12,040
Accounts payable, accrued expenses and other liabilities		81,328
Deferred income tax payable		13,948
Total liabilities		107,316
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		767,897
		793,897
Cost of 1 share of common stock held by the Company		(2,669)
Total Stockholder's Equity		791,228
Total liabilities and stockholder's equity	$	898,544

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2005

REVENUES	
Securities commissions	$ 111,168
Net unrealized gains (losses) on investment accounts	(17,036)
Net realized gains (losses) and income on investment accounts	3,539
Margin interest	1,700
Revenue from sale of investment company shares	1,382,227
Investment advisory fees	286,032
Other revenue related to securities business	9,016
Interest	3,626
	1,780,272
EXPENSES	
Compensation and benefits	1,259,721
Communications	77,972
Occupancy and equipment costs	111,526
Interest	681
Losses in error account and bad debts	3,321
Data processing costs	45,438
Regulatory fees and expenses	74,148
Exchange and clearance fees	72,097
Other	109,993
	1,754,897
INCOME (LOSS) BEFORE INCOME TAX PROVISION	25,375
PROVISION FOR INCOME TAXES	
Current income tax	4,172
Deferred income tax (benefit)	(9,163)
	(4,991)
NET INCOME (LOSS)	$ 30,366

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2005

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2005	260	$ 26,000	$ 737,531	(2,669)	$ 760,862
Net income			30,366		30,366
Balances at December 31, 2005	260	$ 26,000	$ 767,897	$ (2,669)	$ 791,228

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	30,366
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		46,277
Net unrealized depreciation (appreciation) of securities		17,036
Net realized (loss) gain on sale of investments		(411)
(Gain) loss on disposal of property		5,866
(Increase) decrease in:		
Receivables from clearing organizations		6,114
Prepaid expenses and income tax refund		(598)
Commissions receivable		107,735
Deposit - clearing service		5,000
Fees receivable		9,852
Increase (decrease) in:		
Payable to customers		7,627
Accounts payable and other liabilities		(157,041)
Deferred taxes payable		(9,163)
Other, net		(30,797)
Net cash provided (used) by operating activities		37,863
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment and software		(33,410)
Purchases of investments		(270,709)
Proceeds from sale of investments		350,325
Loans with shareholders, net		(56,766)
Loans with employees, net		2,500
Net cash provided (used) by investing activities		(8,060)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2005

NET INCREASE (DECREASE) IN CASH	$	29,803
CASH AND CASH EQUIVALENTS, beginning		114,344
CASH AND CASH EQUIVALENTS, ending	$	144,147
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	681
Income taxes paid	$	18,600

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as provided to management based on the most recent arms length transaction.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a useful life of more than one year. Furniture, equipment, software and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized over 40 years and is reported net of $9,750 accumulated amortization. Depreciation and amortization expense for the year are $46,027 and $250, respectively.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Money market funds held in the investment account are treated as an investment. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $32,421 for the year ended December 31, 2005.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $13,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer money of $14,899 is also segregated in accordance with Security and Exchange Commission rules.

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Money market funds	$	107,815
Corporate stocks		261,313
	$	369,128

Total marketable securities at cost are $374,817. Net unrealized losses from market value depreciation are $17,036 during the year ended December 31, 2005.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	182,091
Leasehold improvements		1,362
Automobiles		124,027
Software		10,181
	$	317,661

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company has net capital, as defined by Rule 15c3-1 of $465,011, which is $215,011 above its required net capital of $250,000. The Company's net capital ratio is .20 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Rivoli Bank and Trust Company, with interest accrued on the outstanding balance at the prime rate which is 7.25 percent per annum as of December 31, 2005. At December 31, 2005 there was no debt outstanding. The line is guaranteed by an officer of the Company. The majority shareholder of the Company is on the board of the lender.

8. EMPLOYEE BENEFITS

The Company adopted a 401k plan effective in January 2005. All employees age 21 and over with one year of service are eligible to participate. The Company matches 100 percent of employee deferrals up to 4 percent of compensation. The Company may also authorize a discretionary matching contribution. Company matching contributions during the year ended December 31, 2005 were $18,661.

9. LEASES

The Company has an operating lease for office space with a stockholder. Rent is $7,500 per month from January 1, 2003 until and including August 1, 2007. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum annual lease payments for the term of the lease are $90,000 for the year ending December 31, 2006 and $60,000 for 2007 for a total of $150,000. Total rent paid under the above operating lease was $90,000 for the year ended December 31, 2005.

10. INCOME TAXES

The 2005 taxable income differs from net income on the statement of operations because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(13,948)
Deferred tax assets		-
Net deferred tax liability	$	(13,948)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible contribution and capital loss carry forwards and unrealized gains and losses in market value of securities held for investment.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in excess of insured limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The maximum loss that would have resulted from that risk totaled $118,467 as of December 31, 2005.

The Company derived 17% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 59% of its total revenue from the sale of annuities during the year ended December 31, 2005. The majority of its book of mutual fund business is with one mutual fund company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. SUBSEQUENT EVENTS

The Company received a letter February 8, 2006 that it was liable for a $34,000 claim. The party requested the $34,000 or a written offer in settlement and threatened to file a lawsuit. The Company disagrees with the claim and has consulted an attorney to determine an appropriate response.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box [illegible] • Macon, Georgia 31208-454[illegible]
Telephone (478) 742-[illegible] • Facsimile (478) [illegible] • www.[illegible]ga.com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for 2005 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 25, 2006

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2005

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 293,982
Stockholders' compensation	475,278
Clerical salaries	376,896
Insurance - employee benefits	48,431
Payroll taxes	46,472
Profit sharing plan contribution	18,661
	1,259,720
COMMUNICATIONS	
Office supplies	13,123
Telephone	22,802
Postage	9,626
Advertising	32,421
	77,972
OCCUPANCY AND EQUIPMENT COST	
Rent	90,000
Building insurance	2,318
Utilities	15,607
Equipment rental	3,601
	111,526
INTEREST	681
LOSSES IN ERROR ACCOUNT AND BAD DEBTS	
Errors and omissions	3,321
DATA PROCESSING COSTS	
Computer software service and maintenance fees	45,438

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2005

REGULATORY FEES AND EXPENSES		
Professional fees	$	26,697
Insurance and bond - required		9,075
Taxes, licenses, and fees		38,376
		74,148
EXCHANGE AND CLEARANCE FEES		
Exchange fees		5,498
Clearance fees and expenses		66,599
		72,097
OTHER		
Automobile expense		14,558
Dues and subscriptions		4,315
Depreciation and amortization		46,277
Repairs and maintenance		10,236
Loss on disposal of equipment		5,866
Miscellaneous		3,936
Meals and entertainment		4,922
Conference and travel		10,375
Dues, fees and assessments		6,918
Legal and profit sharing administration		2,591
		109,994
	$	1,754,897

See independent auditor's report on the supplementary schedule of expenses.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box [illegible] • Macon, Georgia 31208-454[illegible]
Telephone (478) [illegible] • Facsimile (478) [illegible] • www.[illegible].com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2005, and have issued our report thereon dated February 25, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 25, 2006

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	791,228
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		791,228
Add:		
Other (deductions) or allowable credits		-
Total capital		791,228
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		123,568
Goodwill, net		250
Employee loans, uncollateralized		76,363
Prepaid expenses		13,565
Income tax refund receivable		14,428
Commissions and fees receivable		56,690
Total deductions and/or charges		284,864
Net capital before haircuts on securities positions		506,364
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		39,197
Other securities		2,156
Undue concentration		-
		41,353
Net capital	$	465,011

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6.66% of aggregate indebtedness)	$	6,225
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	215,011
Excess net capital at 1000%	$	455,674
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		93,368
Additions and deductions		-
Total aggregate indebtedness	$	93,368
Percentage of aggregate indebtedness to net capital		20%

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts		12,040
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts		-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	12,040
105% of total credits over total debits	$	12,642
Amount held on deposit in Reserve Bank Account	$	13,918
Required deposit	$	-

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

Year Ended December 31, 2005

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

Year Ended December 31, 2005

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 474,505
Net effect of other audit adjustments on net income	11,084
Audit adjustments that decreased (increased) nonallowable assets	(20,578)
	(9,494)
Net capital per audited Schedule I	$ 465,011

There were no differences in the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-3317 • Facsimile (478) [illegible] • www.[illegible].com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 25, 2006